Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

July 29, 2019

VIA EDGAR

Mr. Edward P. Bartz

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)

Highland Resolute Fund (the “Fund”)

File No. 811-8194

Schedule 14A – Définitive Proxy

Dear Mr. Bartz:

On behalf of the Registrant, the Registrant will be filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 (the “1934 Act”) the definitive proxy statement, form of proxy and other soliciting materials (the “Proxy Materials”) relating to a Special Meeting of Shareholders of the Fund.

The Registrant estimates that copies of the Proxy Materials will be released to shareholders of the Fund on or around August 5, 2019.

The Proxy Materials are being filed to update the preliminary proxy statement, form of proxy and other soliciting materials filed on July 19, 2019 (the “Preliminary Materials”). These Proxy Materials include responses to oral comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on July 24, 2019. In addition, the Proxy Materials reflect the completion of certain data points and other non-material clerical changes to the Preliminary Materials.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on July 24, 2019, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Proxy Materials.

U.S. Securities and Exchange Commission

Division of Investment Management

July 26, 2019

Staff Comments:

A.	Staff Comment: Please indicate supplementally whether Regions Bank or any of its affiliates provides investment advice to any investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

Registrant’s Response: Highland Associates, Inc. (the “Adviser”) has indicated that Regions Bank informed them that Regions Bank does not currently provide and does not have any affiliates that provide such services to any such investment company.

B.	Staff Comment: On page 7, the preliminary proxy states that “Highland, or one of its affiliates, has agreed to bear the costs related to this proxy solicitation.” Please identify such affiliates who may bear such costs if known at this time.

Registrant’s Response: Highland will bear the costs related to the proxy solicitation. The proxy statement will be revised throughout to eliminate any references to affiliates of Highland bearing such fees.

* * * * *

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Karen Gilomen
Karen Gilomen
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP